

June 23, 2015

Jill E. York
Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

> **Re:** **MB Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-36599**

Dear Ms. York:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed for the Period Ended December 31, 2014

Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations

General

1. Please include a discussion of the segment operating results as identified in Note 21, in future filings. Refer to Item 303(a)(3) of Regulation S-K.

Loan Portfolio, page 46

2. Given the significant loan growth recognized in 2014 due to the Taylor Capital acquisition, please revise, in future filings, to provide the reader with information which identifies the loan composition by loan type for both the legacy loans as well as the acquired loans held in the portfolio. Similar consideration should be given to providing enhanced asset quality disclosures for both the legacy and acquired loans as well.

Asset Quality, page 47

3. We note the disclosure on page 48 that you anticipate recording credit loss provisions for the acquired portfolio in future quarters relating to renewing Taylor loans, which were acquired in the merger consummated on August 18, 2014. We also note the disclosure on page 52, that you recorded a $12 million provision for credit losses for Taylor acquired loans during late 2014, due to loan renewals and required reserves on these acquired loans in excess of the purchase loan discount. Please tell us how you determined the provision amounts for the reasons noted above in order for us to have a more complete understanding of this process.

Allowance for Loan and Lease Losses, page 50

4. Please revise, in future filings, to provide a discussion of the credit loss provisions recorded on both legacy loans and acquired loans given the significant loan growth which occurred as a result of the Taylor Capital acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marc Thomas at (202) 551-3452 or me at (202) 551-3492 if you any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant